[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 1, 2010

VIA EDGAR

Michele Anderson, Chief
Perry J. Hindin, Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
One Station Place
100 F Street, NE
Washington, DC 20549-3628

Re:       Lions Gate Entertainment Corp.

            Definitive Proxy Statement on Schedule 14A filed November 19, 2010

            File No. 001-14880

Dear Ms. Anderson and Mr. Hindin:

On behalf of our client, Lions Gate Entertainment Corp. (the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated November 30, 2010 with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

1.                  We have reviewed your letter dated November 24, 2010 (and filed with complete exhibits on November 26, 2010) responding to our verbal comment issued to you on November 23, 2010 asking how the Company’s filing of a definitive proxy statement on November 19, 2010 was consistent with Exchange Act Rule 14a-6 and Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at

http://sec.gov/interps/telephone/phonesupplement3.htm.  We issued such comment in light of filings made by Carl C. Icahn and persons affiliated with him (collectively, “Icahn”) which led us to question whether the Company knew or reasonably should have known of Icahn’s solicitation in opposition in connection with the annual meeting currently scheduled for December 14, 2010.  We referred you to filings indicating Icahn intended to engage in such solicitation.

As noted in a telephone call with you this afternoon, we have reviewed your response letter, and we believe that the Company knew or reasonably should have known of Icahn’s solicitation in opposition.

Response:  We wish to respectfully reiterate that for the reasons set forth in the letter dated November 24, 2010, the Company firmly believes that it is in compliance with Rule 14a-6 of the Exchange Act.

2.                  As indicated in our telephone call, we believe that the Company should refile the proxy statement in preliminary form.  Such preliminary proxy statement should be filed with the Commission at least 10 calendar days prior to the date that definitive copies of the proxy statement are first sent or given to security holders.  Please see Exchange Act Rule 14a-6.

Response:  The Company will be required to postpone its annual meeting if it refiles a proxy statement in preliminary form, which the Company believes will have significant adverse legal and financial consequences to the Company.  Moreover, the Company does not believe that any shareholder of the Company will be prejudiced by the Company’s holding the annual meeting as scheduled.

Some of the adverse consequences to the Company and its shareholders of postponing its annual meeting are as follows:

•         The Company would violate Canadian law and be prejudiced in legal proceedings in Canada. As we have discussed, the Company is required to hold its annual meeting by December 15, 2010 under British Columbia law.

British Columbia law also empowers certain constituents, including any shareholder, to request that a court impose a compliance order upon a company that is contravening or is about to contravene British Columbia law, which compliance order may direct the Company to refrain from violating British Columbia law, enjoin the Company from selling or receiving property, rights or interests, and contain any other order that the court considers appropriate.1  The Company believes that if the Commission requires the Company to postpone its annual meeting, it is highly likely that Carl Icahn or others would seek such relief.

1 Business Corporations Act of British Columbia, Section 228.

British Columbia law also allows a court on its own motion or on a motion of a stockholder to schedule a meeting at the requesting party’s timing and to dispense with the procedural requirements of the Company’s organizational documents (such as quorum, conduct of the meeting, etc.).2  The Company believes that it is highly likely that Carl Icahn or others would seek such relief as well.

Carl Icahn is currently appealing a final order issued by the Supreme Court of British Columbia on November 1 dismissing litigation initiated by Carl Icahn against the Company and awarding costs to the Company.  The Company believes that a finding that it is in violation of Canadian law would be highly prejudicial to the Company in these proceedings.3

The Company also believes that holders of many of its shares are in favor of the Company maintaining its annual meeting date and would likely strongly oppose any attempt by the Courts to move the meeting.

•         Canadian Courts have rejected a request that the Company hold its annual meeting after the 15-month deadline.  While as described above, the Canadian courts can mandate a different meeting date, they have refused to do so for the Company.  Canadian courts have rejected requests by Carl Icahn that the Company delay its annual meeting.  Carl Icahn requested the British Columbia Court of Appeal to require the Company to hold its annual meeting no earlier than January 21, 2011.  The Court of Appeal denied this request.  In its denial of the request, Mr. Justice Low stated that the Court “consider[s] in the best interests of the company that its annual business be conducted in a timely and orderly manner in the absence of compelling reason for delay.”4  Carl Icahn petitioned a panel of judges of the British Columbia Court of Appeal to review this denial.  After a hearing on November 15, 2010, Carl Icahn’s petition for review was denied.

•         The Company will likely be prejudiced in legal proceedings in New York.  The Company is in litigation initiated by Carl Icahn in the New York State Supreme Court.5 The Court expedited its schedule with some difficulty so this matter could be heard and decided before the annual meeting on December 14 based on representations from the Company that it was required to hold its annual meeting within 15 months of the prior year’s meeting.  We believe that the Company will likely be severely prejudiced if it were to return to the Court and inform the Court that notwithstanding its representation it had in fact delayed its meeting and that there had been no reason for the Court to arrange its schedule on this timetable.

2 Business Corporations Act of British Columbia, Section 186.

3 There is a provision in the Business Corporation Act ostensibly permitting a British Columbia company to petition the Registrar of Corporations to hold an annual general meeting on a date other than as required under the Business Corporation Act.  The Company’s Canadian counsel is not aware of such a request ever having been made based on research to date.  The Company believes that it is unlikely that the Registrar would grant such a request where the reason for such a request is a violation of U.S. law and British Columbia courts have refused to extend the date of the meeting.  The Company also believes that any shareholder of the Company may obtain relief in the British Columbia courts notwithstanding any finding of the Registrar.

4 Icahn Partners LP v. Lions Gate Entertainment Corp., Court of Appeal for British Columbia (Justice Low), November 5, 2010.

5 Carl C. Icahn et al. v. Lions Gate Entertainment Corp., et al., Supreme Court of the State of New York (Yates, J.), Index No. 651076/2010.

•         The Company would incur significant costs in moving the meeting.  The Company has already reserved event space for the annual meeting, secured overnight accommodations for directors and Company representatives, secured reservations for a board dinner and lunch and incurred other costs and expenses in connection with the meeting, for which penalties will be imposed upon cancellation.  In addition, the Company’s directors, representatives and others have purchased airline tickets and made other arrangements to attend the meeting on December 14, which would need to be rearranged if the meeting is postponed.

•         Shareholders who purchased shares before the record date to vote would be harmed.  The Company announced the record date on November 5th which provided shareholders the ability to acquire shares from that time until the November 12th record date.  Particularly, shareholders interested in the outcome of the Company’s meeting could have purchased shares for the express purpose of voting those shares at the meeting.  Any such shareholders would be harmed if the Company is required to set a new record date.

•         Postponing the meeting would result in substantial delay in shareholders’ ability to vote for directors.  If the Company is required to file a preliminary proxy and is not able to hold the annual meeting on or before January 11, it would need to set a new record date for the annual meeting which would significantly delay the date of the annual meeting and shareholders’ ability to vote for directors.  In addition, the Company’s financial statements would be over six months stale by the time of the vote for the Company’s directors.

In addition to the adverse consequences that postponing the meeting would have on the Company, the Company strongly believes that neither Carl Icahn nor any other shareholder has been harmed and that a postponement of the meeting would assist Carl Icahn enormously in obtaining control of the Company.  We respectfully urge the Commission to consider the following:

•         Carl Icahn has known the meeting date for weeks and could have filed his proxy statement substantially sooner than he did.  Over three weeks ago, on November 8, the Company announced on Form 8-K that it would hold its annual meeting on December 14.  Carl Icahn could have proposed an alternative slate and commenced solicitation at any time after this announcement.  The Company filed its proxy statement on November 19.  Carl Icahn did not file a proxy statement until November 26.  The Company believes that Icahn’s delay in filing a proxy was not related to the Company’s failure to file a preliminary proxy but rather due to his inability to assemble a slate of directors. While as explained below we believe Carl Icahn has ample time to solicit Company shareholders, nothing prevented him from obtaining even more time by filing his proxy statement sooner than nearly three weeks after the Company’s announcement of its meeting date.

•         There is ample time before the meeting to solicit shareholders.  The Company’s stockholder base is highly concentrated, with the largest three stockholders holding approximately 71% of its outstanding shares, the largest 15 stockholders holding approximately 85% of its outstanding shares and the largest 30 stockholders holding approximately 96% of its shares.  The Company’s key stockholders may be contacted and solicited in a matter of days, particularly by a sophisticated and well-organized shareholder such as Carl Icahn.  Most of the Company’s stockholders are large and sophisticated institutions that do not vote until very close to the annual meeting date.  In fact, the Company’s records indicate that only 177,000 shares, or about 0.1% of the outstanding shares, have voted to date.  The Company respectfully submits that there will be ample time for Carl Icahn to solicit the Company’s concentrated stockholder base before a meeting on December 14.

•         Carl Icahn would gain an enormous advantage in his bid to control the Company if the annual meeting is delayed.  Yesterday, Carl Icahn amended his tender offer to among other things eliminate the condition that 50.1% of the shares tender into the offer.  In the Company’s view, as it has explained in its 14D-9s, the absence of this condition renders Carl Icahn’s tender offer coercive.  The Company believes that this recent amendment strongly suggests that Carl Icahn would, if the record date is reset, use his tender offer to acquire shares of the Company prior to the record date to increase his voting power, potentially obtaining control of the Company.  The Company also believes that Carl Icahn would use the change of annual meeting date in his proxy fight with the Company and in the various legal proceedings in which he is engaged with the Company.

If notwithstanding the Company’s belief that it was in compliance with Rule 14a-6, the Commission believes otherwise, the Company would ask that the Commission consider the following remedies:

•         an affidavit from an executive officer of the Company stating his or her belief that there would be no solicitation in opposition at the time it filed its proxy statement,

•         a legal opinion from the Company counsel that the Company complied with Rule 14a-6 of the Exchange Act,

•         curative disclosure that the Company’s belief that there would be no solicitation in opposition was not accurate,

•         allowing Carl Icahn to solicit proxies immediately, and

•         prohibiting the Company and its representatives from any active proxy solicitation efforts until Monday December 6th (10 days after Carl Icahn filed his preliminary proxy).

3.                  Please include in such preliminary proxy statement prominent disclosure indicating that any proxy cards previously submitted by a shareholder that accompanied the definitive proxy statement filed on November 19 will not be counted towards the election of directors.  Also provide prominent disclosure that informs shareholders that in order for their proxy cards to be counted, they must sign and date new proxy cards that will accompany the new definitive proxy statement to be sent to shareholders.  Please advise us in your response letter the procedures the Company will follow to insure that only appropriate proxy cards will be counted.  For example, any and all proxy cards bearing a date that precedes the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted.

Response:  Please see the Company’s responses to Comments 1 and 2.

4.                  Please disclose in such preliminary proxy statement the existence of Icahn’s solicitation in opposition.  Please also provide the disclosure required by Item 4(b) and 5(b) of Schedule 14A.

Response:  The Company filed an amendment to its proxy statement on November 30 providing the disclosure required by Item 4(b) and 5(b) of Schedule 14A.   The Company will promptly further amend its proxy statement to disclose the existence of Icahn’s solicitation in opposition.

5.                  We also note disclosure in the definitive proxy statement filed on November 19, 2010 that subject to the discretion of the chairman of the annual meeting, shareholders must ensure that their proxies are received by IVS Associates no later than 10:00 a.m. (Pacific Standard Time) on Friday, December 10, 2010, a date which is 2 business days and 4 calendar days in advance of the actual meeting.  Please advise us of the Company’s basis for imposing an early deadline for submission of proxies.  Include in such a response the applicable provision in the British Columbia Business Corporations Act or the Company’s governing instruments that contemplates this early deadline.

Response:  Section 12.10 of the Company’s Articles states that a proxy for a meeting of shareholders must be received two business days before the date set for the holding of the meeting unless otherwise specified in the notice.  However, this provision can be waived by the Chair of the meeting and, in light of the Staff’s comments, the Chair of the meeting will waive this provision and allow proxies to be received up until the date of the annual meeting.  The Company will promptly amend its proxy statement accordingly.

                                       *        *        *

The Company has authorized us to advise the Staff that it acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1314.

Sincerely,

/s/ David E. Shapiro

                                                                                    David E. Shapiro